

October 20, 2015

By E-Mail
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> Re: **Ethan Allen Interiors Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Sandell Asset**
> **Management Corp., et. al.**
> **Filed October 14, 2015**
> **File No. 001-11692**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on October 14, 2015**
> **Filed by Sandell Asset Management Corp. et. al.**
> **File No. 001-11692**

Dear Mr. Klein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

Cover Letter

1.	We note your statement that the addition of your nominees would "ensure that the interests of the stockholders are appropriately represented in the boardroom." It is unclear why you believe that the interests of the security holders are not represented by the individuals the security holders previously elected. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Background of this Proxy Solicitation, page 3

2.   We note that the company's preliminary proxy statement describes several more communications and meetings between you and the company representatives. Please revise this section to describe all contacts between you and the company.

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your statement that the company has had an "inefficient allocation of shareholder capital" and that such allocation contributed to the underperformance of the company's stock in comparison to the peers you have identified.

4.   Please describe the terms of your settlement proposal on September 30, 2015.

Proposal 1: Election of Directors, page 5

5.   We note your disclosure in the second paragraph of this section that you are nominating six individuals and that the company will have a seven member board. Given that security holders using your proxy card will be unable to vote for a full slate of nominees, revise to highlight to security holders that they will be disenfranchised with respect to one seat if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the other seat and that you cannot assure that the other director will agree to serve if your slate wins. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

6.   Please provide us support for your statement that under Delaware case law, the board's fiduciary duties require the company's directors to approve the election of your nominees (page 9) to avoid an event of default on the company's debt. Also, disclose whether, to your knowledge, the company has any debt that may be accelerated or for which an event of default may be declared as a result of the election of your nominees. If so, disclose the amount of that debt that is currently outstanding.

7.   We note your disclosure under the caption "Vote Required" on page 9. Please disclose what would happen if none or less than all of the directors nominated are elected by the required majority and all current directors resign, as you described.

Who is making this Proxy Solicitation and who is paying for it?, page 17

8.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding. Also, please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites.

Where can I find additional information concerning Ethan Allen?, page 18

9.   Refer to the last sentence in this section. To the extent your disclosure attempts to disclaim responsibility for disclosure in your own proxy statement, please revise: you may not disclaim your own disclosure.

Soliciting Materials

10.   Please provide us a supplemental copy of each report referred to in slide 11 of exhibit 2 in this filing.

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions